

# Ryan Egan · 3rd in

Founder of Stackhouse

Tucson, Arizona Area · 145 connections · **Contact info**

 **Stackhouse**

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**Providing services**
Commercial Real Estate and Real Estate
**See all details**

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# Featured



**Development Deja Vu on Potrero Hill**
SocketSite™

Speaking of Potrero Hill parcels which are approved
for development but are on the market rather than...



**Entitled but unbuilt 28-unit Dogpatch condo
project up for sale**
Curbed SF

1001 Texas

# Experience



### Founder

Stackhouse

May 2017 – Present · 3 yrs 1 mo
Tucson, Arizona Area

Stackhouse is a revolution in minimal, agile, elevated living. Our patent pending, modular construction conforms to existing code and affordable housing requirements while offering residents inexpensive home ownership in high demand areas.

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### Designated Broker & Owner

A Rising Tide Realty

Mar 2017 – Present · 3 yrs 3 mos
8515 E. Amethyst Ln. Tucson, Az 85750

We are a full service Real Estate Brokerage founded in Tucson Arizona with a focus on Residential Management and Commercial Development.

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### Retail Specialist

Prime Commercial Real Estate

Jan 2009 – Mar 2017 · 8 yrs 3 mos

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### Senior Facilities Manager

Brake Masters

Jan 2009 – Mar 2017 · 8 yrs 3 mos

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### Senior Facilities Manager

Heights Properties LLP

Jan 2009 – Mar 2017 · 8 yrs 3 mos

**Show 2 more experiences** ⌄

# Skills & Endorsements

### Customer Service · 2

**Linda Gerchick, CCIM and 1 connection** have given endorsements for this skill

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### Management · 1

**Linda Gerchick, CCIM** has given an endorsement for this skill

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### Real Estate · 1

 Endorsed by **Linda Gerchick, CCIM, who is highly skilled at this**

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